SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2008

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Financial Statements

As of December 31, 2008 and 2007 and For the Years Ended December 31, 2008 and 2007

Contents

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedules:

Schedule of Assets (Held at Year-End)	9

Schedule of Reportable Transactions	10

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc.
  Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.    Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Accounting Standard No. 157.

The accompanying supplemental schedule of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Louisville, Kentucky
June 26, 2009
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Cash	$505	$96

Investments at fair value:
Community Trust Bancorp, Inc. common stock	18,550,371	14,479,073
Mutual funds	12,970,665	17,703,590
Cash equivalents	4,077,340	4,365,574
Total investments	35,598,376	36,548,237

Accrued interest and dividends receivable	169,897	183,398
Net assets available for benefits	$35,768,778	$36,731,731

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

Additions:	2008	2007
Contributions:
Participant contributions	$2,139,694	$2,253,964
Employer contributions	876,714	931,456
Participant rollovers and transfers		16,693
Total contributions, rollovers, and transfers	3,016,408	3,202,113

Investment income:
Net depreciation in fair value of investments	(863,764)	(6,619,484)
Interest and dividends	1,124,004	1,190,103
Total investment gain (loss)	260,240	(5,429,381)

Deductions:
Transfer to CTB Employee Stock Ownership Plan		(23,232,538)
Benefits paid to participants	(4,239,601)	(3,014,450)
	(4,239,601)	(26,246,988)

Decrease in net assets	(962,953)	(28,474,256)

Net assets available for benefits
Beginning of year	36,731,731	65,205,987

End of year	$35,768,778	$36,731,731

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007, and For the Years Ended December 31, 2008
and 2007

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary (401k) Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 2006, CTBI had combined its Employee Stock Ownership Plan with its 401(k) Plan in the form of a KSOP.  Effective January 1, 2007, the Plan was amended creating a separate Employee Stock Ownership Plan (ESOP) and this separate 401(k) Plan.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2008 and 2007, the maximum amount of voluntary contributions was $15,500. Participants over the age of 50 may also make a catch-up contribution of $5,000 to the Plan.  During 2008 and 2007, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Investments

The Plan provides for the establishment of a variety of investment funds and a CTBI company stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his deferral account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over any period of time not exceeding the joint life expectancy of the participant and his or her designated beneficiary.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2008 and 2007:

	2008	2007
	Fair Value	Fair Value
CTBI Common Stock, 504,772 (2008) and 525,938 (2007) shares	$18,550,371	$14,479,073

Goldman Sachs FS Gov’t MM FD #465, 4,077,338 (2008) and 4,365,525 (2007) shares	$4,077,338	$4,365,525

Vanguard Total Bond Market #84, 353,480 (2008) and 343,328 (2007) units	$3,598,422	$3,488,211

Vanguard Index Fund TR 500 Portfolio #40, 68,530 (2008) and 73,004 (2007) units	$5,694,197	$9,866,482

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($863,764) and ($6,619,484), as follows:

	2008	2007
CTBI common stock	$4,737,717	$(7,258,910)
Mutual funds	(5,601,481)	639,426
Net depreciation in fair value of investments	$(863,764)	$(6,619,484)

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the Internal Revenue Service ruling.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2008	2007
CTBI common stock	$18,550,371	$14,479,073

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $161,983 and $101,941 at December 31, 2008 and 2007, respectively.

8.  Fair Value of Plan Assets and Liabilities

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual equity and bond funds, and money market mutual funds.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Community Trust Bancorp, Inc. common stock	$18,550,371	$18,550,371	$	$
Mutual funds	12,970,665	12,970,665
Money market funds	4,077,340	4,077,340
	$35,598,376	$35,598,376	$	$

9.  Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

10. Subsequent Events

Decline in Market Value

Subsequent to December 31, 2008, the stock market experienced a significant decline in value.  As of June 15, 2009, the fair value of the Plan’s portfolio of Community Trust Bancorp, Inc. common stock declined by approximately 24% or $4.4 million.  The Plan has no immediate intention to liquidate any significant portion of the portfolio.

                                                                      SUPPLEMENTAL SCHEDULE

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i--
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party (a)(b)	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares (c)	Cost (d)	Current Value (e)

Mutual Funds
American Beacon Small Cap Value Fund	Equity Mutual Fund, 19,922 units	**	$229,501

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 42,569 units	**	945,034

Harbor International Fund #11	Equity Mutual Fund, 23,932 units	**	960,171

Meridian Growth Fund Inc	Equity Mutual Fund, 12,738 units	**	319,330

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 2,439 units	**	102,757

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 68,530 units	**	5,694,197

Vanguard Index Trust Growth #9	Equity Mutual Fund, 10,521 units	**	213,475

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 35,737 units	**	682,929
			9,147,394
Fixed Mutual Funds
Vanguard Short Term Bond Index #132	Fixed Bond Fund, 21,872 units	**	224,849

Vanguard Total Bond Market #84	Fixed Bond Fund, 353,480 units	**	3,598,422
			3,823,271
Cash Equivalents
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 4,077,338 shares	**	4,077,338

SEI Daily Income Gov’t Fund #36	Money Market Fund, 2 shares	**	2
			4,077,340
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 504,772 shares	**	18,550,371

Total assets held for investment purposes			$35,598,376

*		Indicates a party-in-interest to the Plan.

**		Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4j--
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2008

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$1,527,055	46	$1,368,147	$158,908

Community Trust Bancorp, Inc. common stock	$1,589,480		39	$1,589,480

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Company Name

Date: June 26, 2009	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources